UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

scPharmaceuticals Inc.

(Name of Subject Company)

scPharmaceuticals Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

John H. Tucker

President and Chief Executive Officer

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

(617) 517-0730

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Wesley Holmes

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by scPharmaceuticals Inc., a Delaware corporation (“scPharmaceuticals” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025, relating to the tender offer by Seacoast Merger Sub, Inc. a Delaware corporation (”Purchaser”) and direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a price of (i) $5.35 per Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share, which represents the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones specified on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”) (which is further discussed in the subsection below entitled “Arrangements with Purchaser and Parent – Contingent Value Rights Agreement”) (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection and paragraphs as the last subsection under the heading entitled “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent” beginning on page 6 of the Schedule 14D-9:

Company Promissory Note

On September 23, 2025, Parent loaned $10.0 million to the Company pursuant to an Unsecured Promissory Note, dated September 23, 2025 and issued by the Company to Parent (the “Company Promissory Note”).

The Company Promissory Note will mature on the earliest of the following dates (such date, the “Maturity Date”): (a) September 23, 2026, (b) the date of the payment of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 9.4(a) of the Merger Agreement, and (c) in the event of the termination of the Merger Agreement by the Company to enter into a definitive agreement for a Superior Proposal (as defined in the Merger Agreement) pursuant to Section 9.1(i) of the Merger Agreement, the date upon the consummation of the Superior Proposal contemplated thereby. The loan evidenced by the Company Promissory Note bears interest at a rate per annum equal to the interest rate applicable to Parent for SOFR Loans (as defined in the Credit Agreement, dated August 6, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (the “Credit Agreement”)) under the Credit Agreement; provided, that (i) such interest rate will not be increased by any application of the Default Rate (as defined in the Credit Agreement) to the interest rate under the Credit Agreement; (ii) in the event the Credit Agreement is amended, restated, amended and restated, supplemented or otherwise modified after the date hereof, and as a result, there are changes in the defined term “Applicable Margin” (as defined in the Credit

Agreement) or any related defined term used in calculating the Applicable Margin, the Applicable Margin as it applies to the outstanding principal amounts under the Company Promissory Note will be deemed to be (x) 4.75%, if the Applicable Margin pursuant to the Credit Agreement for the relevant interest period is 4.75% or less or (y) 5.00%, if the Applicable Margin pursuant to the Credit Agreement for the relevant interest period is 5.00% or more; and (iii) in the event the Credit Agreement is terminated for any reason, following the expiration of the then-applicable interest period, interest will be payable in arrears on the last business day of each successive three-month interest period and will accrue for each interest period at a rate equal to Adjusted Term SOFR (as defined in the Credit Agreement) plus 4.75%.

The Company has the option to prepay the loan evidenced by the Company Promissory Note in full, but not in part, at any time prior to the Maturity Date by repaying the outstanding principal thereunder and all accrued and unpaid interest thereon.

In connection with the issuance of the Company Promissory Note, the Company brought down the representations and warranties under the Merger Agreement, subject to customary materiality and other qualification, and except to the extent such representations or warranties relate specifically to the financing, regulatory approval and consummation of the Merger. The Company Promissory Note contains certain customary affirmative covenants, negative covenants restricting the Company’s ability to incur indebtedness and liens while the Company Promissory Note is outstanding, and certain customary events of default.

The foregoing summary of the Company Promissory Note is qualified in its entirety by reference to the Company Promissory Note, a copy of which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description
(e)(13)	Unsecured Promissory Note, dated September 23, 2025, by and between Parent and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

scPharmaceuticals Inc.

By:	/s/ John H. Tucker
Name:	John H. Tucker
Title:	President and Chief Executive Officer
Dated:	September 24, 2025